


RECEIVED
2005 JAN 18 A 11: 13


SUPPL

Press release

Date January 6, 2004

VNU APPOINTS NEW SECRETARY TO THE EXECUTIVE AND SUPERVISORY BOARDS

VNU, a leading global information and media company, today announced that **Mr. Harris Black** (44) has been appointed Secretary to the Executive and Supervisory Boards and **Mr. Ferdinand Voskens** (41) has been appointed Deputy Secretary to both Boards.
In these extended roles they will succeed Mr. Theo van Kampen, who will be retiring after more than seven years of distinguished service at first as the company's General Counsel and then as Secretary to both Boards in the period of VNU's transition.

In addition to his new duties as Secretary, Mr. Harris Black will be responsible for US regulatory and compliance matters and will retain his current position and responsibilities as Vice President and Deputy General Counsel. He will remain based in New York.

In addition to his new duties as Deputy Secretary, Mr. Ferdinand Voskens will take over several responsibilities of Mr. Theo van Kampen, such as Dutch regulatory and compliance matters, including Dutch Corporate Governance regulations. Mr. Voskens will also retain his current position and responsibilities as Legal Counsel and will remain based in Haarlem, the Netherlands.

VNU

VNU is a global information and media company with leading market positions and recognized brands in marketing information (ACNielsen), media measurement and information (Nielsen Media Research) and business information (Billboard, The Hollywood Reporter, Computing, Intermediair).
VNU is active in more than 100 countries, with headquarters in Haarlem, the Netherlands and New York, USA. The company employs 36,000 people.
Total revenues amounted to EUR 3.9 billion in 2003. VNU is listed on the Euronext Amsterdam (ASE: VNU) stock exchange.
For more information, please visit the VNU website at www.vnu.com

Press contacts Koen van Zijl telephone + 31 23 546 39 35
Investor relations Rob de Meel telephone + 31 23 546 36 00




PROCESSED
JAN 18 2005
THOMSON
FINANCIAL

VNU nv / Corporate Communications / Investor Relations
P.O. Box 1, 2000 MA Haarlem, The Netherlands / Telephone +31 23 546 36 00 / Fax +31 23 546 39 12
www.vnu.com